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12014515

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8- 66179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBR CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 SHORELINE DRIVE SUITE 428
(No. and Street)

REDWOOD CITY (City) CA (State) 94065 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SUZANNE BOND 650-290-6099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

IMOWITZ KOENIG & CO., LLP
(Name – *if individual, state last, first, middle name*)

622 THIRD AVE, 33RD FLOOR (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SUZANNE L. BOND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KBR CAPITAL MARKETS, LLC, as of DECEMBER 31ST, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN MINJIRAS
Commission # 1924632
Notary Public - California
San Francisco County
My Comm. Expires Mar 5, 2015

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of SAN MATEO

On 02/22/2012 (Date) before me, JOHN MINJIRAS, NOTARY PUBLIC (Here Insert Name and Title of the Officer),

personally appeared SUZANNE C. BOND (Name(s) of Signer(s)),

JOHN MINJIRAS
Commission # 1924632
Notary Public - California
San Francisco County
My Comm. Expires Mar 5, 2015

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: ______________________
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: __________

Signer(s) Other Than Named Above: ______________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________________
- ☐ Corporate Officer — Title(s): __________
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: __________

Signer Is Representing: __________

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______________________
- ☐ Corporate Officer — Title(s): __________
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: __________

Signer Is Representing: __________

RIGHT THUMBPRINT OF SIGNER
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Imowitz Koenig & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Member of
KBR Capital Markets, LLC
(F/K/A Paladin Realty Securities, LLC):

We have audited the accompanying statement of financial condition of KBR Capital Markets, LLC (the "Company") (F/K/A Paladin Realty Securities, LLC), as of December 31, 2011, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of KBR Capital Markets, LLC (F/K/A Paladin Realty Securities, LLC), as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Imowitz Koenig & Co., LLP

Certified Public Accountants

New York, New York
February 8, 2012

622 Third Avenue *New York, New York 10017*

KBR CAPITAL MARKETS, LLC
(F/K/A PALADIN REALTY SECURITIES, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$	289,048
License		50,000
Prepaid expenses and other assets		42,587
TOTAL ASSETS	$	381,635

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued expenses	$	242,251
TOTAL LIABILITIES		242,251
Member's equity		139,384
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	381,635

The accompanying notes are an integral part of this statement of financial condition.

KBR CAPITAL MARKETS, LLC
(F/K/A PALADIN REALTY SECURITIES, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

NOTE 1 - ORGANIZATION AND BUSINESS

KBR Capital Markets, LLC (the "Company"), (formerly known as Paladin Realty Securities, LLC, ("PRS") a Delaware limited liability company, was formed on May 23, 2007. On July 20, 2011, Paladin Realty Advisors, LLC, ("Advisors") entered into a Purchase and Sale Agreement (the "Agreement") with KBR Capital Partners, LLC ("KBR"), the sole member of the Company, to purchase all the outstanding memberships interests of Advisors for a purchase price of $50,000. The Agreement was effective as of August 31, 2011. The purchase price of $50,000 under the Agreement is recorded as an acquired intangible asset and classified as a license in the statement of financial condition. The Company continued the business of PRS. The name change was effective on July 21, 2011. The Company shall continue in existence perpetually unless dissolved pursuant to the Company's limited liability company agreement.

The Company operates as a limited purpose broker-dealer. The primary business of the Company is the distribution of the securities sponsored by affiliates of KBR. The Company distributes the securities through third-party Financial Industry Regulatory Authority ("FINRA") member firms with which it has selling agreements. The Company has filed a Continuing Membership Application ("CMA") with FINRA to continue and expand its business operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The statement of financial condition of the Company has been prepared on the historical cost basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Accounting Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company maintains cash with banking institutions, which amounts at times exceed federally insured limits.

License

The purchase price per the Agreement has been recorded as a license, which is an acquired intangible asset that has an indefinite life and is not subject to amortization. The license is tested for impairment annually or more frequently if events or changes in circumstances indicate that the license might be impaired. The impairment test consists of a comparison of the fair value of the license to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized equal in amount to that excess.

The useful life of the license is evaluated each reporting period to determine whether events and circumstances continue to support an indefinite useful life. At the time it is determined that the license no longer has an indefinite life, the license is again tested for impairment. The carrying amount of the license after recognition of an impairment charge, if any, would then be amortized prospectively over the license's estimated remaining useful life.

Revenue Recognition

The Company earns commissions based upon a percentage of the gross proceeds of the sale of securities. Commissions are recognized as earned.

Income Taxes

No provision has been made in the accompanying financial statements for federal income taxes because, as a limited liability company, the taxable income or loss is included in the tax returns of the member. The Company is no longer subject to tax examinations by tax authorities for years prior to 2008.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. As of December 31, 2011, the Company had net capital of $46,797, which was $30,647 in excess of its required net capital of $16,150.

NOTE 4 - TRANSACTIONS WITH AFFILIATES

Effective September 1, 2011, the Company entered into Expense Sharing Agreement to pay administrative expenses to KBR Capital Partners Management, LLC ("Management"). The Company incurred rent, telephone, and service expenses in amount of $30,865 for the year ended December 31, 2011 of which $21,120 is included in accounts payable at December 31, 2011.

Prior to September 2011, PRS had an Expense Sharing Agreement with Advisors. PRS was charged for a monthly allocation of rent expense and office operating expenses and recorded $74,584 for the expenses for the period from January 1, 2011 to August 31, 2011.

NOTE 5 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 8, 2012, the date the financial statements were available to be issued and determined that no disclosure is required.